SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on October 30, 2025, related to an offer in Argentina.

BUENOS AIRES, ARGENTINA – October 30, 2025 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY, BYMA:CRES), announces that, in accordance with the resolutions adopted by the Ordinary and Extraordinary General Shareholders’ Meeting held on October 30, 2025 and with the provisions of the Board of Directors at its meeting on the same date, it has been decided to carry out the distribution of treasury shares of the Company, previously acquired, totaling 5,300,000 book-entry common shares, each entitled to one vote and with a par value of ARS 1, under the following conditions:

Start date of the process: November 7, 2025.
Payment venue: Caja de Valores S.A., 25 de Mayo 362, Autonomous City of Buenos Aires.
Hours: Monday to Friday, 10:00 a.m. to 3:00 p.m.
Amount approved by the Meeting: 5,300,000 shares.

The share distribution corresponds to 0.0084595617664 Cresud shares per common share and 0.084595617664 per American Depositary Share (“ADS”), representing 0.84595617664% of the share capital represented by 626,509,995 shares of par value ARS 1, net of treasury shares.

Fractions of shares will be settled in cash in accordance with the regulations of Bolsas y Mercados Argentinos S.A. regarding fractions of less than 1 (one) share or 1 (one) ADS.

Holders of ADS will receive the distribution of the corresponding shares through The Bank of New York Mellon, the depositary of such certificates, as from the date resulting from the application of the regulations in force in the jurisdiction where the Company’s ADS are listed.

It is hereby noted that only holders of the Company’s outstanding shares as of November 4, 2025 may receive the shares mentioned above in the corresponding proportion.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
October 30, 2025